July 1, 2005


via U.S. Mail

George J. Zilich
Chief Financial Officer and General Counsel
BPI Industries Inc.
30775 Bainbridge Road, Suite 280
Solon, Ohio
44139


Re:	BPI Industries, Inc.
		Form S-1 filed June 3, 2005
	File No. 333-125483


Dear Mr. Zilich:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General
1. Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure.
This will eliminate the need for us to repeat similar comments.

2. We will need time to review all new disclosure, any additional proposed artwork or graphics and all omitted exhibits. You can expedite the review process by providing all this information and all these documents promptly. We may have additional comments.

3. We note the articles posted on your website under the tab, "Reports and Presentations" are dated March 2001 and January 2003.
It would appear that such articles are outdated and no longer accurate reflections of the current developments in the coalbed methane industry. Please inform us of their current relevance.
4. Provide updated disclosure in each amendment. For example, include any updated information regarding the last reported price of your common stock as reported on the Toronto Stock Exchange and the drilling results with respect to the number of new production wells and test wells drilled.

Cover Page i
5. Consistent with the requirements of Item 501 (b)(10) of Regulation
S-K, please include the "Subject to Completion" legend on the cover page of the prospectus.
6. Disclose the current market price, expressed in United States dollars of the common stock being offered by the selling stockholders as of a recent date.
Prospectus Summary, page 1

Business, page 2

7. Provide us with objective support for the statements you make regarding:
* your rights to control of "more [coalbed methane] acreage than any other [coalbed methane] company in the Illinois Basin";
* your anticipated potential for more than 5,000 drilling locations;
and,
* the Gas Research Institute`s estimate regarding the 21 trillion cubic feet of coalbed methane gas in the Illinois Basin.
8. You state that you have identified seven potentially commercially productive seams within the Illinois Basin. Clarify the nature of your ownership, lease, option or farm-out agreements with respect to the seven areas you reference.
9. Revise to provide a summary of the material terms of the Technical
Services Agreement. Specifically, the right-of-first-refusal granted to BHP Petroleum (Exploration) Inc. and the associated stock appreciation rights granted to BHP Petroleum (Exploration) Inc.
in
the event of a major transaction as defined in the agreement. Provide a cross-reference to the more detailed discussion of the transaction terms on page 27.
10. Avoid repetition of disclosure in the summary. In this regard, we note the disclosure on page 2, "Business" regarding the number of production and test wells you plan to drill in the 12-month period ending April 30, 2006 is identical to the disclosure appearing under the headings "Business Strategy" and "Competitive Strengths" on page
3.  Please revise your disclosure  accordingly.
11. Revise to provide a summary that is balanced. For example, the summary references your anticipated drilling program during the 12-
month period ending April 30, 2006, yet it does not disclose the fact that you currently have insufficient revenues and cash balances to fully fund your capital expenditures and anticipated cash needs through April 30, 2006. Further, you reference The Gas Research Institute`s estimates of the amount of coalbed methane gas in the Illinois Basin yet you do not indicate that despite such estimates, the Illinois Basin is largely untested for commercial coalbed methane production. Revise the disclosure so that you provide a more balanced summary of your operations and anticipated challenges with respect to your planned operations.

Risk Factors, page 5

12. Please consider providing a risk factor to describe briefly the adverse material differences in shareholder protections under Canadian law as compared to the law in a U.S. jurisdiction, i.e. Delaware. In addition, please discuss the difficulty that may arise in attempting to affect service of process on officers and directors of the company who are non-U.S. persons.
13. Provide a risk factor addressing the fact you are currently not listed or quoted on any United States national securities exchange or market.

Risk Factors Relating to Our Business, page 5
14. Include a risk factor that describes the right of first-refusal granted to BHP Petroleum (Exploration) Inc. and the impact this may have on other parties` ability to acquire a majority of your assets or shares.
 "Our current revenues are minimal and not sufficient...," page 5
15. Please explain the statement that if you continue to "demonstrate the commercial viability of [coalbed methane] wells in the Illinois basin, [you] may encounter difficulty in raising additional capital on favorable terms."
"Because substantially all of our CBM acreage rights are inferior...," page 6
16. Disclose the number of acres you have rights to explore and drill, expressed as a percentage, that could be affected by the possible assertion of superior rights by coal mining operators. Further, advise us of any current or anticipated displacement of your operations as a result of competing coal mining operations.
"We could incur significant costs in connection with disputes over surface rights...," page 7
17. Revise the heading of this risk factor and the risk factor discussion so that you more clearly convey the risk that is not only associated with the legal costs incurred with respect to securing surface rights, but the more material risk associated with your potential failure to prevail in a dispute regarding surface rights and the consequences of being unable to access a well. In this regard, we note the dispute with Sahara Coal Company, Inc. disclosed on page 31 which resulted in you having to access the well you were drilling via an alternate route. Tailor your risk factor discussion so that you reference this dispute and any others that would be material to your ability to conduct your operations.
18. If material, disclose the dollar amount you have expended in connection with the legal disputes you reference.
"The occurrence of a significant adverse...", page 8
19. Eliminate language that tends to mitigate the risk being disclosed. In this regard, please remove the suggestion that your insurance levels are adequate. Further, inform us of the dollar amount spent on insurance and the basis for your belief that such amount is "adequate" as compared to others in your industry. We may have further comment.
"We will incur increased costs as a result of registering in the United States," page 8
20. We note that you will incur increased compliance costs associated with complying with the rules and regulations of the Securities and
Exchange Commission and the Toronto Stock Exchange. Please quantify the amount of your increased compliance costs.
Cautionary Note Regarding Forward-Looking Statements, page 9

21. It is inappropriate to suggest that "will" identifies forward-looking statements. Please revise the disclosure at page 9 accordingly.

22. Inform us of the basis for your suggestion that United States securities holders would have equivalent legal recourse against the company, despite the fact that the company is not a domestic US corporation. We may have further comment.

Market for Our Common Stock, page 10

23. Inform us of the basis for your suggestion that United States securities holders would have equivalent legal recourse against the company, despite the fact that the company is not a domestic US corporation. We may have further comment.

Capitalization, page 11

24. Please include a statement indicating the table presented sets forth your cash and cash equivalents and capitalization as of January
31, 2004. As cash and cash equivalents do not represent capitalization of a company, please revise the summation of your capitalization within your table to exclude the amount of cash and cash equivalents as of January 31, 2004.

25. As to your indebtedness, please distinguish between guaranteed and unguaranteed, and secured and unsecured, indebtedness.

26. Please use the caption, "Common stock issuable," instead of "Liability to issue shares" to make the caption consistent with what you present on the Balance Sheets.


Dividend Policy, page 11
27. Revise to specify the "other factors" that your board of directors will deem relevant in determining whether or not dividends will be paid.

Selected Historical Financial Data, page 12

28. Please revise your disclosure to explain your statement that "the financial data for the years ended July 31, 2001 and 2000 were not audited in accordance with U.S. generally accepted accounting principles." If these unaudited financial data are prepared consistent with U.S. GAAP, then please do not qualify their presentation. If they are not prepared consistent with U.S. GAAP, then please make the requisite adjustments to them to ensure that US
GAAP was consistently applied for all periods reported.

29. We note your disclosure that you translated Canadian dollar amounts into U.S. dollars for the years ended July 31, 2001 and 2000.
Please expand your disclosure to explain why this does not apply to the other periods reported. If you had a change in functional currency, please expand your disclosure to explain this and to identify the extent to which this impacts the comparability of the amounts reported for these periods to the subsequent periods reported.


Management`s Discussion and Analysis of Financial Condition and
Results of Operation, page 13

Overview, page 13

30. Throughout the MD&A you refer to the 12-month period ending
April
30, 2006. Please explain why you have used this 12-month period rather than one that conforms to your fiscal year end. It appears that the use of this period results in a gap in periods covered in your discussion and analysis of your results of operations and discussion of liquidity.

31. We note the disclosure here and in the risk factor discussion regarding the shortfall in your ability to finance the estimated $20 million expenditure planned for the 12-month period ended April
30,
2006. As done on page 19, please also disclose in this section, the plans you have to fund your operations. Disclose any specific financing arrangement you currently have or anticipate entering with respect to the financing of your operations for the 12-month period ending April 30, 2006.


Critical Accounting Policies, page 13

32. Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting measurements. Specifically, you should provide the following:

(a)	An analysis of the uncertainties involved in applying the
principle and the variability that is reasonably likely to result from its application.

(b)	An analysis of how you arrived at the measure and how
accurate
the estimate or underlying assumptions have been in the past.

(c)	An analysis of your specific sensitivity to change based on
outcomes that are reasonably likely to occur and have a material effect.

Please refer to FRC Section 501.14 for further guidance.

Translation of Foreign Currency, page 14

33. We note that your expenses are converted at the average exchange rate for the year. Please inform us whether you have any policies in place to hedge against losses due to exchange rates.

Results of Operations, page 15

34. Please expand your discussion to include disclosure of all the key variables and other factors that you use to manage your business.
Please ensure that your revised disclosure provides readers with a view of your company through the eyes of management by providing analyses of those key variables and other qualitative and quantitative factors which are necessary for an understanding and evaluation of your company. For example, please expand your discussion of revenue and operating costs to explain how your results differed due to operational events such as the number of producing wells in each period and the related volume of production achieved.
Refer to FRC Section 501.12 for further guidance.

Six Months Ended January 31, 2005 Compared to Six Months Ended
January 31, 2004, page 15

35. Please expand your disclosure to explain in detail why stock-based compensation increased as a result of additional options becoming available for issuance under your Incentive Stock Option Plan. It is our understanding that an increase in the number of options available for issuance would not impact financial results, though an increase in the number of options granted would. Please quantify the number of options granted and the related fair value determined in your response.

36. Please tell us the consideration you gave to SAB Topic 5:A in your expensing of legal fees incurred in connection with the $13 million private placement closed in December 2004 and January 2005.
Additionally, please reconcile $13 million in private placement financing with the amount of proceeds from the shares issued in private placement as shown in your Consolidated Statements of Shareholders` Equity and Comprehensive Loss.

37. Please explain to in detail how your deferred income tax benefit increased primarily from the increase in your loss before income taxes. In your response, please address the impact the change in the deferred tax liability related to depreciation of property, plant and equipment had on your analysis. We note your related disclosure on page F-16.

Year Ended July 31, 2003 Compared to Year Ended July 31, 2002,
page
18

38. Please expand your disclosure to explain in detail why your deferred income tax benefit increased in 2003 over 2002 and the extent to which management judgment was required and what assumptions were used to form this conclusion.

Liquidity and Capital Resources, page 19

39. Please inform us of the basis of your belief that adequate funding can be obtained on terms at least as favorable as you have received in the past three years. Moreover, we note the risk factor reference on page 6 to competition in the coalbed methane gas industry and the risk posed by new entrants to your operations. In addressing our comment, please inform us of the consideration you have given to your ability to obtain funding in such a competitive environment.

40. Please amend your discussion to identify and explain the impact of expected changes in production volumes and the timing of when those volumes will be produced on the amount and timing of future cash flows. Please disclose that no properties are in commercial production as you noted in your consolidated financial statements and indicate whether or not this impacts the indicative value of the trends reported in your historical financial statements.

41. Please expand your disclosure to discuss the 2.0 million stock appreciation rights that are contingently issuable upon extension of the Technical Services Agreement with BHP Billiton and the impact this arrangement could have on your liquidity.

42. Consistent with the requirements of Item 305 of Regulation S-
K,
provide disclosure regarding qualitative and quantitative exposure to market risk.


Contractual Obligations As of April 30, 2005, page 20

43. Please reconcile the statement you make on page 19 that you had
only $47,428 in long-term debt with the total long-term debt obligations of $198,483. Please provide the tabular disclosure of contractual obligations as of the latest fiscal year end balance
sheet date.   The tabular presentation may be accompanied by
footnotes to describe provisions that create, increase or accelerate obligations, or other pertinent data to the extent necessary for an understanding of the timing and amount of your specified contractual obligations. Please refer to Regulation S-K Item 303(a)(5).


44. Please tell us the consideration you have given to the inclusion of employment agreements and funding of your joint ventures and equity investments in your contractual obligations table.

Business, page 21

45. Please enhance your disclosure of your business by describing the following:

* the length of time that it takes a well to dewater before it produces CBM gas;

* how you dispose of the water from the wells and any environmental liability that it creates; and

* how you will service your wells should the Technical Services
Agreement with BHP Billiton expire without its acquisition of you.

Additionally, expand your discussion of liquidity to address how the length of time required to dewater a well results in a delay in your ability to generate cash flow from a well after your initial capital investment.


Net Cash Used by Operations and Cash Resources, page 29

46. We note that you disclosed your cash balance as of June 1, 2005.
Please discuss cash balances as of the date the most recent financial statements are presented. If there are significant changes between the date of interim financial statements and the filing date, please additionally disclose the cash balance and the reasons for the significant change.

Sales and Distribution of Our Gas, page 29

47. Please describe the significant terms of the pipeline arrangements that you have in place, such as the length of the term, rates, or purchase commitments.

Availability of Drilling Equipment and Personnel, page 29

48. We note that you do not currently have any contractual commitments that ensure you will have adequate drilling equipment or crews to achieve your drilling plans. Please tell us how this reconciles with the services that BHP Billiton provides to you.

Legal Proceedings, page 31

49. Please conclude on the likelihood of the loss contingency related to the matter with Sahara Coal Company, Inc. using the terms as defined in SFAS 5.

Management, page 33

50. You have provided a significant amount of disclosure with respect to the biographies of some of your directors yet you have still not provided, as required by Item 401 of Regulation S-K, complete biographies for the past 5 years with respect to your directors. For example, please clarify your disclosure for Messrs. Zilich, Vrisakis,
Centa, and Carlton so that you provide complete five year biographical sketches without gaps or ambiguities with regard to time or the capacities in which the individuals served the identified entities.

Selling Shareholders, page 40
51. Move Appendix B-"List of Selling Shareholders" to the main body of the prospectus.
Plan of Distribution, page 41
52. Please specifically identify any selling shareholders who are registered broker-dealers or affiliates of registered broker-dealers.
If you determine that any selling shareholder is a registered broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. With respect to any affiliate of a registered broker-dealer, please disclose, if true, that such selling shareholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such shareholder is an underwriter.

Description of Our Common Stock, page 42

53. Revise to disclose the warrants that are outstanding and the amount of shares issuable upon exercise of such warrants.
Additionally, describe the terms of the lock-up agreements filed as exhibits to the registration statement with respect to your common shares.


54. Expand your regarding the material features of your common stock and the consequences to United States holders of holding your common stock. Revise to include a section that summarizes the material tax consequences to United States holders of your common stock. Provide more detailed disclosure regarding the terms of the restrictions on ownership by non-Canadian persons of interests in the company pursuant to the Investment Canada Act. Consistent with the requirements of Item 202 of Regulation S-K, revise your disclosure throughout this section to ensure you provide United States investors with a complete and accurate summary of your common stock and the consequences to them of owning your common stock. We may have further comment.

55. Revise this section to provide a more direct and detailed comparison of shareholders` rights and other corporate governance matters under Canadian law and, for example, Delaware law.
Consider
providing this information in tabular form. For example but without limitation, explain whether Canadian law:

* allows shareholder to cumulate their votes;

* allows shareholders to approve corporate matters by written consent; or

* allows for the issuance of preferred stock or the adoption of other
"poison pill" measures that could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.


Where You Can Find More Information, page 43

56. Please revise the address of the SEC`s public reference room to
Headquarters Office, 100 F Street, N.E., Room 1580, Washington DC
20549.  In addition, please include your website address.



Consolidated Financial Statements, page F-1

57. Please tell us your consideration given to reporting as a developmental stage enterprise in accordance with SFAS 7.

Independent Auditors` Report, page F-2

58. Please describe the audit report as "Report of Independent
Registered Public Accounting Firm."  Please refer to AS 1.

Consolidated Balance Sheets, page F-3

59. Please state separately, in the balance sheet or in a note thereto, any item in excess of five percent of total current liabilities, as applicable.

60. Please reconcile the caption on the balance sheet that states the common stock has no par with your Articles of Incorporation that states the common stock has a par of $0.001. If the common shares have no par value, then please explain to us why there is an additional paid-in capital account.

Consolidated Statements of Operations, page F-4

61. Please tell us why equity in net earnings of investee is not presented on the face of the statement of operations. Please refer to Regulation S-X, Rule 5-03.

Consolidated Statements of Shareholders` Equity and Comprehensive
Loss, page F-5

62. Please reconcile for us the following differences between the proceeds from shares issued in private placement between that disclosed on the financial statements and what is disclosed in your related press releases:

	Proceeds per	Proceeds per
Issue Date	Financial Statements	Press Release
April 27, 2004	$1,972,510	$2,660,880
December 22, 2003	$928,259	$1,248,000

Consolidated Statements of Cash Flows, page F-6

63. Please eliminate the sub-total of adjustments to reconcile income to net cash provided by operating activities as this subtotal is not contemplated by SFAS 95.

Notes to Consolidated Financial Statements, page F-7

64. Please include the disclosures required by paragraphs 51 to 57 of
SFAS 141 in your footnotes related to the acquisition of Methane
Management, Inc. to the extent applicable.

65. Please disclose an accounting policy to describe how you account for equity and cost method investments.

66. Please disclose vulnerabilities due to concentrations in volume of business transacted with suppliers and contingencies for environmental remediation. If you do not believe these disclosures are necessary under SOP 94-6 and SAB Topic 5:Y, then please tell us why.

Note 2. Summary of Significant Accounting Policies, page F-7

Basis of Presentation and Principles of Consolidation, page F-8

67. Please tell us why all inter-company transactions and balances have not been eliminated upon consolidation and the amounts of inter-company transactions that have not been eliminated.

Fair Value of Financial Instruments, page F-8

68. Please tell us why you believe your capital lease obligations are not financial instruments.



Coal Bed Methane Projects, page F-8

69. Please tell us why you expense internal costs associated with coal bed methane activities. Under the full cost method, internal costs that can be directly identified with acquisition, exploration, and development activities should be capitalized. Please refer to Regulation S-X, Rule 4-10(c).

70. Additionally, please change "proven" reserves to "proved" reserves to be consistent with terminology as defined in .
Please
refer to Regulation S-X, Rule 4-10(a).

Loss per Share, page F-10

71. Please disclose the number of equity securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive. Please refer to paragraph 40(c) of SFAS 128.

Asset Retirement Obligations, page F-10

72. We note that you have drilled or begun drilling a total of 51 wells as of June 1, 2005, on acreage to which you obtained rights through lease, option or farm-out agreements. Please provide us with your assessment under SFAS 143 to show how you arrived at your conclusion that your asset retirement obligations are immaterial.

Note 3. Marketable Securities, page F-10

73. Please disclose the amount of unrealized holding gains and losses related to your Pyng Technologies marketable securities for each period presented, if material. Please refer to paragraph 21 of SFAS
115.

Note 5. Equity Investment in Joint Venture, page F-12

74. Please disclose summarized information as to the assets, liabilities and results of operations of the investee, if they are material to your financial position. Please refer to paragraph
20(d)
of APB 18.

75. Please provide us with your analysis of the significance of your investments for inclusion of their financial statements under Regulation S-X Rule 3-09.

Note 6. Investment in Jericho, page F-13

76. We note that you have accounted for your investment in Hite
Coalbed Methane LLC (Hite) under the cost method.  Given you own
49%
of Hite, please tell us why you have accounted for your investment in
Hite under the cost method and not the equity method.

Note 7. Shareholders` Equity, page F-13

77. Please disclose the weighted-average fair value at grant date of options granted during the year. If the exercise prices of some options differ from the market price of the stock on the grant date, please disclose the weighted-average exercise prices and weighted-average fair values of options separately for options whose exercise price (1) equals; (2) exceeds; or (3) is less than the market price of the stock on the grant date.

78. Please disclose the number of options authorized for issuance at
July 31, 2004.

79. Please the disclose option activity for fiscal year 2002 in your table summarizing stock option activity.

Note 8. Special Warrant, page F-14

80. Please explain to us the terms of the Special Warrant and how you accounted for it. Please cite specific accounting literature in your response.

Note 10. Related Party Transaction, page F-14

81. Please tell us why you excluded disclosure of the issuance of the bonus shares to your Chief Executive Officer and the related party transaction identified on page 38 of your Form S-1.

Note 11. Income Taxes, Page F-15

82. Please explain to us why you are able to net the deferred tax assets of one U.S. subsidiary with the deferred tax liabilities of another U.S. subsidiary when the subsidiaries do not file a consolidated tax return. Please cite authoritative literature in your response.

Consolidated Balance Sheets as of July 31, 2005 and 2004, page F-
18

83. Please remove "(Unaudited)" from the title as it is contradictory with the audited balance sheets as of July 31, 2004.

Notes to Interim Consolidated Financial Statements For the Six
Month
Period Ended January 31, 2005, page F-22
Note 3.  Coal Bed Methane Projects, page F-22

84. Please explain how the accounting policy disclosed in this section, complies with the full cost method of accounting. Refer to
Rule 4-10(c) of Regulation S-X.

85. We note that you have recorded the costs of all properties at the lower of cost or fair market value. Under the full cost method, unevaluated costs are periodically assessed for recoverability as outlined in Regulation S-X Rule 4-10(c)(3)(ii). Please revise your policy accordingly and quantify for us the financial impact of changing your policy, if any.


Exhibits

Exhibit 5.1
86. Please delete the last sentence of the second paragraph.
Item
601 of Regulation S-K applies to legality opinions and other exhibits, such as a tax opinion. Since, you are opining on the legality of these securities, it is inappropriate to state that you satisfy that entire item requirement.
87. We note your statement that the opinion will speak "as of the date hereof." As the opinion must speak to the date of effectiveness, either delete this statement in the amended version or file an updated opinion at effectiveness.
88. Please opine that the warrants are legally issued or duly authorized.
89. We note your language in the opinion that you "assume no obligation to advise" the parties, which effectively limits the opinion to the date it was rendered. If you choose to include this language, you will need to provide a new opinion that speaks as of a date as close as practicable to the desired effective date.









Engineering Comments

Prospectus Summary, page 1

Coalbed Methane, page 1
90. Since coal beds preferentially adsorbs CO2, it is our understanding that CBM can contain significant amounts of it.
Please support to us your statement, "CBM generally contains only methane and is pipeline-quality gas after simple water dehydration."

Our Business, page 2
91. Please expand your discussion of the BHP Technical Services
Agreement to describe the impact of medium radius drilling (MRD) and tight radius drilling (TRD) on your business.

Business, page 21

Overview, page 21

92. Please amend your document to disclose the depths of the CBM beds that you intend to exploit.

Glossary of Natural Gas Terms, page A-1

Proved Reserves, page 2

93. Please expand your description of proved reserves to cite Rule
4-
10(a)(2) of Regulation S-X as the definition of proved reserves.

Closing Comments
	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Ryan Milne , Staff Accountant at (202) 551-
3688
or Jill Davis, Accounting Branch Chief at (202) 551-3683 if you
have
questions regarding comments on the financials statements and related
matters.  Please contact Ronald Winfrey, Petroleum Engineer at
(202)
551-3704 if you have questions regarding the engineering comments. Please contact Mellissa Campbell Duru, at (202) 551-3757 or me at
(202) 551-3745 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.





							Sincerely,


							H. Roger Schwall
							Assistant Director

      cc: 	James Carlson, Esq.
      (216) 566-5800 (via facsimile)


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Mr. Zilich
BPI Industries, Inc.
July 1, 2005
page 1







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE